02 AUG -7 AM 12:50

Our Ref: HOS CSE 020489
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Fi[redacted]
450 5th Street, NW
Washington, DC 20549
U S A

02049126

3 August 2002

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

APPOINTMENT OF A NEW DIRECTOR

We write to advise that our Board of Directors has appointed Mr Lee Ting Chang, Peter as a Director of the Bank with effect from 3 August 2002.

For your information, we enclose, a copy of a press release in respect of the above appointment issued today.

Yours faithfully

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

K W Ma
Assistant General Manager
and Company Secretary

Encl

dlw
8/7

恒生銀行
HANG SENG BANK

Press Release

3 August 2002

新聞稿

HANG SENG BANK ANNOUNCES BOARD APPOINTMENT

Hang Seng Bank has appointed Mr Peter Lee Ting Chang, JP, a non-executive Director of the Bank with effect from today.

Mr Lee is Chairman and Managing Director of Hysan Development Company Limited. He also serves on the Boards of various companies and on a number of committees and organisations.

Mr David Eldon, Chairman of Hang Seng Bank, said: "We are extremely pleased to welcome Mr Lee to the Board. We are confident that the Bank will benefit greatly from his extensive management expertise and commercial experience."

A brief biography of Mr Lee is attached.

Founded in 1933, Hang Seng Bank, a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market capitalisation, operates 155 branches and automated banking centres in Hong Kong; branches in Guangzhou, Shanghai, Shenzhen and Fuzhou; and representative offices in Beijing, Xiamen and Taipei. With consolidated assets of HK$475 billion at the end of 2001, the Bank reported a profit attributable to shareholders of more than HK$10 billion for the year 2001. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries:
Cecilia Ko 2198 4227

#End#

Biography of Mr Peter Lee Ting Chang, JP

Mr Peter Lee Ting Chang is the Chairman and Managing Director of Hysan Development Company Limited.

Mr Lee received a Bachelor of Science Degree in Civil Engineering from the University of Manchester and qualified as a Solicitor of the Supreme Court of England and Wales.

Mr Lee is a non-executive director of Cathay Pacific Airways Limited, SCMP Group Limited, Maersk Hong Kong Limited, and a director of a number of other companies. He is a vice president of the Real Estate Developers Association of Hong Kong; a council member of the Employers' Federation of Hong Kong and the Hong Kong Institute of Education; and an advisory council member of the Asia Society (Hong Kong) and the One Country Two Systems Research Institute. He has also served as a member of the Hong Kong Government's Central Policy Unit and the Education Commission.

Mr Lee is an appointed non-official Justice of the Peace.

3 August 2002